Changes in Affiliates (New Affiliate)

DAEWOO INTERNATIONAL SHANGHAI CO., LTD. is a new affiliate company of the POSCO Group. DAEWOO INTERNATIONAL, an affiliate of POSCO, owns 100 percent of the total issued and outstanding shares of DAEWOO INTERNATIONAL SHANGHAI CO., LTD.

Company to be affiliated:

• Company Name: DAEWOO INTERNATIONAL SHANGHAI CO., LTD.

• Total Assets (KRW): 6,689,400,000

• Total Shareholders’ Equity (KRW): 6,689,400,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 6,689,400,000

• Current total number of affiliated companies: 179